Exhibit 99.2

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles.

As of the end of the Company’s 2008 fiscal year, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2008 was effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by the Company’s independent auditors, as stated in their report appearing on page 38.

(signed)	(signed)
James R. Howard-Tripp	Mark A. D’Souza
President and Chief Executive Officer	Senior Vice-President and
Chief Financial Officer
February 25, 2009, Laval

Labopharm 2008 Annual Report  |  37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of

Labopharm Inc.

We have audited Labopharm Inc.’s (the “Company”) internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management report on internal control over financial reporting on page 37 of this Annual Report. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2008 and our report dated February 24, 2009 expressed an unqualified opinion thereon.

(signed)

Ernst & Young LLP1

Chartered Accountants

Montréal, Canada

February 24, 2009

[1]	CA auditor permit no. 16652

38  |  Labopharm 2008 Annual Report

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements and the management’s discussion and analysis of Labopharm Inc. are the responsibility of the management and have been approved by Labopharm’s Board of Directors.

These consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles. They include some amounts that are based on estimates and judgments. The financial information contained elsewhere in the annual report is consistent with that in the consolidated financial statements.

To ensure the accuracy and objectivity of the information contained in the consolidated financial statements, Labopharm’s management maintains a system of internal accounting controls. Management believes this system gives a reasonable degree of assurance that the financial documents are reliable and provide an adequate basis for the financial statements, and that the Company’s assets are properly accounted for and safeguarded.

The Board of Directors carries out its responsibility for the consolidated financial statements in this annual report primarily through its audit committee. The audit committee is formed of outside directors who review the Company’s annual consolidated financial statements as well as the management’s discussion and analysis and the operating results and recommend their approval by the Board. Ernst & Young LLP, Chartered Accountants, the external auditors designated by the shareholders, periodically meet with the audit committee to discuss auditing, the reporting of financial information and other related subjects.

(signed)	(signed)
James R. Howard-Tripp	Mark A. D’Souza
President and Chief Executive Officer	Senior Vice-President and
Chief Financial Officer
February 25, 2009, Laval

Labopharm 2008 Annual Report  |  39

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Labopharm Inc.

We have audited the consolidated balance sheets of Labopharm Inc. (the “Company”) as at December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders’ equity (deficiency) and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

As explained in Note 3 to the consolidated financial statements, in 2008, the Company adopted the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3031 “Inventories”.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2009 expressed an unqualified opinion thereon.

(signed)

Ernst & Young LLP1

Chartered Accountants

Montréal, Canada

February 24, 2009

[1]	CA auditor permit no. 16652

40  |  Labopharm 2008 Annual Report

CONSOLIDATED BALANCE SHEETS

[thousands of Canadian dollars]

AS AT DECEMBER 31,	2008 $	2007 $
ASSETS [note 14]
Current
Cash and cash equivalents [note 2]	8,373	17,173
Marketable securities [note 4]	36,520	54,726
Accounts receivable [note 5]	3,277	1,972
Research and development tax credits receivable	1,274	1,197
Income taxes receivable	474	161
Inventories [note 6]	1,760	2,875
Prepaid expenses and other assets	641	1,460

Total current assets	52,319	79,564

Restricted long-term investments [notes 7 and 16]	141	1,277
Long-term investment [note 8]	3,178	4,329
Property, plant and equipment [note 9]	10,213	10,800
Intangible assets [note 10]	3,855	3,453
Future income tax assets [note 17]	145	116

	69,851	99,539

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 11]	13,134	8,719
Current portion of deferred revenue [note 12]	4,768	4,325
Current portion of obligations under capital leases [note 13]	271	203
Current portion of long-term debt [note 14]	3,378	—

Total current liabilities	21,551	13,247

Deferred revenue [note 12]	9,094	17,083
Obligations under capital leases [note 13]	5,342	5,613
Long-term debt [note 14]	20,265	13,647

Total liabilities	56,252	49,590

Shareholders’ equity
Capital stock [note 15]
Common shares, no par value, unlimited authorized shares, 56,826,063 and 56,817,963 issued as at December 31, 2008 and 2007, respectively	241,967	241,955
Warrants [note 15]	751	541
Contributed surplus [note 15]	14,937	12,527
Deficit	(245,451)	(205,024)
Accumulated other comprehensive income (loss)	1,395	(50)

Total shareholders’ equity	13,599	49,949

	69,851	99,539

Commitments, guarantees and contingencies [notes 16 and 17]

Subsequent event [note 28]

See accompanying notes to consolidated financial statements

On behalf of the Board:	(signed)	(signed)
	James R. Howard-Tripp	Rachel R. Selisker

Labopharm 2008 Annual Report  |  41

CONSOLIDATED STATEMENTS OF OPERATIONS

[thousands of Canadian dollars, except share and per share amounts]

FOR THE YEARS ENDED DECEMBER 31,	2008 $	2007 $	2006 $
REVENUE
Product sales	13,158	11,935	6,863
Licensing	8,856	5,846	9,011
Research and development collaborations	—	1,217	—

	22,014	18,998	15,874

EXPENSES
Cost of goods sold [excluding amortization] [note 6]	5,818	7,216	4,940
Research and development expenses, net [note 18]	23,451	23,583	16,054
Selling, general and administrative expenses [note 16]	26,396	20,335	16,598
Financial expenses [note 19]	3,133	1,931	2,654
Impairment loss on long-term investment [note 8]	1,291	1,474	—
Depreciation and amortization	2,150	1,974	1,744
Interest income	(1,874)	(3,478)	(3,379)
Foreign exchange loss (gain)	2,235	37	(1,008)

	62,600	53,072	37,603

Loss before income taxes	(40,586)	(34,074)	(21,729)
Income tax expense (recovery) [note 17]	(59)	2,501	2,136

Net loss for the year	(40,527)	(36,575)	(23,865)

Net loss per share – basic and diluted	(0.71)	(0.64)	(0.46)

Weighted average number of common shares outstanding	56,822,506	56,801,196	52,402,798

See accompanying notes to consolidated financial statements

42  |  Labopharm 2008 Annual Report

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY) AND COMPREHENSIVE LOSS

[thousands of Canadian dollars, except share amount]

	OUTSTANDING COMMON SHARES		WARRANTS	CONTRIBUTED SURPLUS	DEFICIT	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL
	#	$	$	$	$	$	$
Balance, December 31, 2005	43,673,863	135,631	—	6,350	(144,584)	—	(2,603)
Net loss for the year	—	—	—	—	(23,865)	—	(23,865)
Share issuance	12,650,000	112,734	—	—	—	—	112,734
Share issuance costs	—	(9,240)	—	—	—	—	(9,240)
Shares issued upon the exercise of stock options	424,100	2,463	—	(533)	—	—	1,930
Stock-based compensation	—	—	—	2,600	—	—	2,600

Balance, December 31, 2006	56,747,963	241,588	—	8,417	(168,449)	—	81,556
Net loss for the year	—	—	—	—	(36,575)	—	(36,575)
Changes in unrealized losses on marketable securities	—	—	—	—	—	(50)	(50)

Comprehensive loss for the year							(36,625)
Issuance of warrants	—	—	541	—	—	—	541
Shares issued upon the exercise of stock options	70,000	367	—	(142)	—	—	225
Stock-based compensation	—	—	—	4,252	—	—	4,252

Balance, December 31, 2007	56,817,963	241,955	541	12,527	(205,024)	(50)	49,949
Net loss for the year	—	—	—	—	(40,527)	—	(40,527)
Changes in unrealized gains on marketable securities	—	—	—	—	—	1,445	1,445

Comprehensive loss for the year							(39,082)
Change in accounting policy [note 3]	—	—	—	—	100	—	100
Issuance of warrants [note 15]	—	—	190	—	—	—	190
Repricing of warrants [note 15]	—	—	20	—	—	—	20
Shares issued upon the exercise of stock options [note 15]	8,100	12	—	(4)	—	—	8
Stock-based compensation	—	—	—	2,414	—	—	2,414

Balance, December 31, 2008	56,826,063	241,967	751	14,937	(245,451)	1,395	13,599

See accompanying notes to consolidated financial statements

Labopharm 2008 Annual Report  |  43

CONSOLIDATED STATEMENTS OF CASH FLOWS [thousands of Canadian dollars]

FOR THE YEARS ENDED DECEMBER 31,	2008 $	2007 $	2006 $
OPERATING ACTIVITIES
Net loss for the year	(40,527)	(36,575)	(23,865)
Items not affecting cash:
Depreciation of property, plant and equipment	1,837	1,729	1,514
Amortization of intangible assets	313	245	230
Amortization of deferred financing costs	—	—	208
Amortization of premiums and discounts on marketable securities	53	255	146
Impairment loss on long-term investment [note 8]	1,291	1,474	—
Non-cash financial expenses	423	131	—
Unrealized foreign exchange loss (gain)	2,068	44	(921)
Future income taxes	—	18	(134)
Stock-based compensation	2,414	4,252	2,600

	(32,128)	(28,427)	(20,222)
Net change in non-cash items [note 20]	(1,708)	1,249	(14,872)

	(33,836)	(27,178)	(35,094)

INVESTING ACTIVITIES
Acquisition of marketable securities	(50,243)	(73,066)	(106,276)
Proceeds from disposals of marketable securities	3,234	13,385	5,000
Proceeds from maturities of marketable securities	67,019	85,961	29,994
Acquisition of restricted long-term investment	(45)	—	—
Acquisition of property, plant and equipment	(1,378)	(1,852)	(1,711)
Acquisition of intangible assets	(715)	(493)	(1,366)

	17,872	23,935	(74,359)

FINANCING ACTIVITIES
Repayment of obligations under capital leases	(203)	(96)	(83)
Proceeds from issuance of common shares [note 15]	8	225	114,664
Issuance costs of common shares [note 15]	—	—	(9,240)
Repayment of long-term debt [note 14]	—	(6,977)	(3,271)
Proceeds from issuance of long-term debt [note 14]	5,647	14,117	—
Proceeds from issuance of warrants [note 14]	190	541	—
Transaction costs [note 14]	(118)	(25)	—

	5,524	7,785	102,070

Foreign exchange gain (loss) on cash held in foreign currencies	1,640	(1,091)	823

Net increase (decrease) in cash and cash equivalents during the year	(8,800)	3,451	(6,560)
Cash and cash equivalents, beginning of year	17,173	13,722	20,282

Cash and cash equivalents, end of year	8,373	17,173	13,722

Supplemental cash flow information:
Interest paid	2,473	1,762	1,994
Income taxes paid (received)	267	(850)	633

See accompanying notes to consolidated financial statements

44  |  Labopharm 2008 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

1. DESCRIPTION OF BUSINESS

Labopharm Inc. [the “Company”], incorporated under the Companies Act (Québec) is an international specialty pharmaceutical company focused on improving existing drugs by incorporating its proprietary and advanced controlled-release technologies. The Company develops products internally in order to enter into strategic alliances or licensing agreements with national or international pharmaceutical companies that have the necessary resources and distribution networks to market and sell its pharmaceutical products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles [“Canadian GAAP”]. The most significant accounting policies are summarized below. A reconciliation of significant differences with generally accepted accounting principles in the United States [“U.S. GAAP”] is presented in note 27.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates include, but are not limited to, revenue recognition including reserves for product rebates and the period over which certain deferred revenue is recognized, the measurement of allowance for doubtful accounts, long-term asset valuations including long-term investment, impairment assessments, the measurement of the valuation allowance for future tax assets, tax credits, as well as stock-based compensation. The Company reviews all significant estimates affecting the consolidated financial statements on a recurring basis and records the effect of any adjustments when necessary. Actual results could differ from those estimates and such differences could be material.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and those of its wholly-owned subsidiaries, Labopharm Europe Limited, Labopharm (Barbados) Limited, Labopharm Cyprus Limited and Labopharm USA, Inc. All significant intercompany transactions and balances have been eliminated upon consolidation.

Revenue recognition

The Company recognizes revenue from product sales, research and development collaborations, and licensing arrangements, which may include multiple elements. Revenue arrangements with multiple elements are reviewed in order to determine whether the multiple elements can be divided into separate units of accounting, if certain criteria are met. If separable, the consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Otherwise, the applicable revenue recognition criteria are applied to combined elements as a single unit of accounting.

Product sales – Revenue from sales of products is recognized, when the product is shipped to the Company’s customers, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped, when the selling price is fixed and determinable, and collectibility is reasonably assured. Product sales subject to price adjustments are reduced by the estimated future price reduction payable by the Company according to the underlying agreement, based on the Company’s historical experience. Milestone payments received upon the achievement of a predetermined sales level are recorded as revenue from product sales when the predetermined sales level is reached and collectibility is reasonable assured. The Company’s products are indirectly subject to pricing regulations in certain markets.

Licensing revenue – For up-front non-refundable licensing payments, revenue is deferred and recognized on a straight-line basis during the term over which the Company maintains substantive contractual obligations. For any portion of an up-front licensing payment that is subject to a refund, the revenue is deferred. Once the refund condition lapses, revenue is recognized on a straight-line basis during the term over which the Company maintains substantive contractual obligations. Milestone payments, excluding payments receivable upon the achievement of a predetermined sales level, are immediately recognized as licensing revenue when the underlying condition is met, the milestone is not a condition to future deliverables, and collectibility is reasonably assured. Otherwise, they are recognized over the remaining term of the underlying agreement or the term over which the Company maintains substantive contractual obligations. Amounts received in advance of recognition are included in deferred revenue. The term over which milestone payments are recognized as revenue can be revised if the period over which the Company maintains substantive contractual obligations changes following significant events or circumstances.

Labopharm 2008 Annual Report  |  45

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONT’D]

Revenue recognition [cont’d]

Research and development collaborations – The Company recognizes revenue from various research agreements as the contracted services are performed or when milestones are achieved, in accordance with the terms of the specific agreements. Up-front payments for the use of technology where further services are to be provided or fees received on the signing of research agreements are recognized over the period of performance of the related activities. Amounts received in advance of recognition are included in deferred revenue.

Cash and cash equivalents

Cash and cash equivalents consist of cash and all highly liquid short-term investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. The Company considers these highly liquid short-term investments with a maturity on acquisition of less than three months to be cash equivalents. Due to these factors, cash equivalents have been classified as held for trading.

As at December 31, 2008, cash and cash equivalents include $628 of cash equivalents with an annual effective yield of 0.42% and as at December 31, 2007 cash and cash equivalents included $11,913 of cash equivalents with an annual effective yield of 3.2%.

Marketable securities

Marketable securities are classified as available-for-sale and are recorded at fair value. Unrealized gains or losses are recognized in accumulated other comprehensive income in shareholders’ equity until the marketable security is derecognized and all cumulative gain or loss is then recognized in net loss for the year. The Company monitors its marketable securities for declines in value other than temporary and impairment losses are recognized in net loss. The amortization of acquisition premiums and discounts is recorded as a deduction from or addition to interest earned on those securities, respectively.

Allowance for doubtful accounts

The Company reviews its accounts receivable on a regular basis to determine if any receivables have a high risk of being uncollectible, and includes these in its allowance for doubtful accounts. Actual write-offs may however exceed the recorded allowance. The Company did not have an allowance for doubtful accounts as at December 31, 2008 and 2007.

Inventories

Inventories are valued at the lower of cost, which is determined on an average cost basis, and net realizable value.

Property, plant and equipment

Property, plant and equipment are recorded at cost less related investment tax credits for research and development equipment.

Assets acquired under capital leases are recorded at cost, being the initial present value of the minimum lease payments after deduction of executory costs.

Depreciation of property, plant and equipment and assets acquired under capital leases are calculated over their estimated useful lives using the following methods and rates:

Building and building improvements	Straight-line over the term of the lease	up to 15 years
Laboratory and plant equipment	Diminishing balance	20% to 30%
Computer hardware and software	Diminishing balance	30%
Furniture and office equipment	Straight-line	5 to 10 years
Leasehold improvements	Straight-line over the term of the lease	up to 10 years

Intangible assets

Intangible assets consist of internally generated or acquired patents and trademarks, and intellectual property rights which consist of fees paid to license technology. The patent costs include legal fees to obtain patents and patent application fees. Intellectual property rights include fees paid to third-parties for the use of technologies.

Amortization of intangible assets is calculated over their estimated useful lives, which cannot exceed the life of the underlying patents, using the following methods and rates:

Intellectual property rights	Straight-line	up to 20 years
Patents and trademarks	Straight-line	up to 20 years

Impairment of long-lived assets

Property, plant and equipment and intangible assets are regularly reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset to be held and used with the total of the undiscounted cash flows expected from its use and disposal. If such asset is considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value generally determined on a discounted cash flow basis. Any impairment results in a write-down of the asset and a charge to income during the year.

Financial Instruments – Recognition and measurement

All financial assets are classified as held for trading, held-to-maturity investments, loans and receivables or available-for-sale. All financial liabilities must be classified as held for trading or other financial liabilities. All financial instruments are recorded initially on the

46  |  Labopharm 2008 Annual Report

consolidated balance sheets at fair value. After initial recognition, the financial instruments are measured at their fair values, except for held-to-maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost using the effective interest method.

The effective interest related to the financial assets and liabilities classified as loans and receivables or other financial liabilities and the gain or loss arising from a change in the fair value of a financial asset classified as held for trading are included in net loss for the year in which they arise. If a financial asset is classified as available-for-sale, the gain or loss is recognized in accumulated other comprehensive income until the financial asset is derecognized and all cumulative gain or loss is then recognized in net loss for the year, or if there has been a loss in value of such investment that is other than a temporary decline, the investment is written down and the impairment loss is recognized in net loss for the year.

Issuance costs of capital stock

The Company records share issuance costs as a reduction of capital stock.

Financing costs and transaction fees

Financing costs associated with the issuance of debt are deferred, recorded as a reduction of the carrying value of the related debt, and amortized over the term of the related debt using the effective interest method. Transactions costs, such as legal fees, that are directly attributable to the acquisition or issuance of financial assets or liabilities follow the same accounting treatment as financing costs.

Research and development expenses

Research expenses are charged to income in the year of expenditure. Development costs are charged to income as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. The Company has not deferred any such development costs to date.

Government assistance

Grant amounts resulting from government assistance programs, including investment tax credits on research and development expenses, are reflected as reductions to the cost of the assets or to the expenses to which they relate at the time the assistance becomes receivable.

Foreign currency translation

The Company’s foreign subsidiaries are considered to be integrated foreign entities and are accounted for in accordance with the temporal method, as are transactions in foreign currencies entered into by the Company. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rate, non-monetary assets and liabilities are translated at the historical exchange rate, and revenue and expense items are translated into Canadian dollars at rates of exchange in effect at the related transaction dates. Exchange gains and losses arising from these transactions are included in income during the year in which they occurred.

Stock-based compensation plan

The Company has a stock-based compensation plan and has applied the fair value based method to expense all options awarded to employees and directors since March 1, 2002. The fair value of stock options granted is determined at the date of grant using the Black-Scholes option pricing model, and expensed over the vesting period of the options. In determining the expense, the Company deducts the number of awards that are expected to be forfeited at the time of grant and the Company revises this estimate, if necessary, in subsequent years if actual forfeitures differ from those estimates.

Net Loss Per Share

The basic net loss per share is calculated using the weighted average number of common shares outstanding during the year.

The diluted net loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects if any, of dilutive common share equivalents such as options. This method requires that the diluted net loss per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the volume weighted average trading price of the common shares during the year.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Labopharm 2008 Annual Report  |  47

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONT’D]

Recent accounting pronouncements

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This standard is effective for the Company’s interim and annual consolidated financial statements beginning on January 1, 2009. The application of this new section will have an impact on the Company’s financial results, as the Company will no longer recognize as intangible assets internally generated patents which do not meet the generally accepted accounting criteria for deferral and amortization, or internally generated trademarks. As of January 1, 2009, internally generated intangibles which had been previously recognized but would not have met the new requirements for recognition will be derecognized and the comparative consolidated financial statements will be restated accordingly.

3. CHANGES IN ACCOUNTING POLICIES

The following Handbook Sections, released by the CICA, were adopted by the Company on January 1, 2008:

Section 1535, Capital Disclosures, establishes standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure of the entity’s objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. Disclosure requirements pertaining to Section 1535 are contained in note 23.

Section 3862, Financial Instruments – Disclosures, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Disclosure requirements pertaining to Section 3862 are contained in note 24.

Section 3863, Financial Instruments – Presentation, establishes standards for presentation of financial instruments and non-financial derivatives. It carries forward the presentation related requirements of Section 3861, Financial Instruments – Disclosure and Presentation. The adoption of this section had no impact on the Company’s consolidated financial statements.

Section 3031, Inventories, replaces the previous standard for inventories, Section 3030. The application of this new section had an impact on the Company’s measurement of inventories. Under the new section, inventories should be measured at the lower of cost and net realizable value, while prior to the adoption of the new section, the Company valued its raw materials at the lower of cost and replacement cost. The transitional provision of the section required that the standard be applied to the opening inventory balance of the period, with any resulting adjustment recorded to the opening deficit. This change in the measurement method of raw materials resulted in an increase of $100 to the carrying value of raw materials as at January 1, 2008 and consequently the opening balance of deficit was reduced by $100. Prior periods were not restated. The adoption of this section had no other impact on the Company’s consolidated financial statements.

Section 1400, General Standards of Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The adoption of this section had no impact on the Company’s consolidated financial statements.

4. MARKETABLE SECURITIES

Marketable securities are comprised of investment grade instruments with an average weighted yield of 2.93% [2007 – 4.29%], and include the following:

	AMORTIZED COST $	GROSS UNREALIZED GAINS (LOSSES) $	ESTIMATED FAIR VALUE $
2008
Maturing within one year
Government-backed commercial paper	24,249	1,369	25,618
Government bonds	6,452	63	6,515

	30,701	1,432	32,133

Maturing after one year
Government bond	4,424	(37)	4,387

	4,424	(37)	4,387

	35,125	1,395	36,520

2007
Maturing within one year
Commercial paper	31,083	(5)	31,078
Corporate bonds	16,096	(44)	16,052
Government bonds	7,597	(1)	7,596

	54,776	(50)	54,726

48  |  Labopharm 2008 Annual Report

5. ACCOUNTS RECEIVABLE

	2008 $	2007 $
Trade	2,963	1,165
Sales taxes	280	328
Other	34	479

	3,277	1,972

6. INVENTORIES

	2008 $	2007 $
Raw materials	873	827
Intermediate finished goods	657	1,899
Finished goods	230	149

	1,760	2,875

During the year ended December 31, 2008, inventories in the amount of $5,356 [2007 – $6,489] were recognized as cost of goods sold, including provisions for write-downs to net realizable value of $437 [2007 – $1,488], and a reversal of previously recorded write-downs of $150 [2007 – nil] primarily as a result of the reduction of the Company’s reserve for potentially unsalable inventory due to a short shelf life, based on current management revised estimates.

7. RESTRICTED LONG-TERM INVESTMENTS

The restricted long-term investments are comprised of two deposits [2007 – two deposits] maturing in 2009 and 2011 with an annual weighted average effective yield of 2.56% [2007 – 4.16%]. These two investments collateralize letters of credit issued by financial institutions as security for certain of the Company’s lease obligations [note 16].

8. LONG-TERM INVESTMENT

At December 31, 2008, the Company held Canadian third-party asset-backed commercial paper (“ABCP”) with a face value of $5,751. At the date the Company acquired this investment in May 2007, it was rated R1 (High) by DBRS Limited (“DBRS”), the highest credit rating issued for commercial paper by DBRS. This investment matured on October 15, 2007 but, as a result of illiquidity in the Canadian ABCP market, it did not settle on maturity. This ABCP has not traded in an active market since mid-August 2007 and, as a result, the Company has considered its ABCP investment as impaired and has since classified it as a long-term investment.

On August 16, 2007, an announcement was made by a group representing banks, asset providers and major investors on an agreement in principle to a long-term proposal and interim agreement to convert the ABCP into long-term asset-backed securities maturing no earlier than the scheduled maturity of the underlying assets (“New Notes”). On September 6, 2007, a pan-Canadian restructuring committee consisting of major investors was formed (the “Committee”). The Committee was created to propose a solution to the liquidity problem affecting the ABCP and has retained legal and financial advisors to oversee the proposed restructuring process.

On March 20, 2008, the Committee issued an information statement (the “Information Statement”) containing details about the proposed restructuring. The restructuring proposal received investor approval in April 2008, and Court approval in June 2008. However, the proposal was the subject of appeals to the Ontario Court of Appeal and the Supreme Court of Canada. In September 2008, the Supreme Court of Canada denied all the appeals, thus clearing the way for implementation of the restructuring plan.

Since the restructuring process began, the Company has been estimating the fair value of its ABCP using a methodology that estimates the characteristics of the New Notes using a variety of quantitative and qualitative market inputs, using a probability weighted discounted cash flow model. Pursuant to the Montreal Proposal, the Company will receive $5,683 (face value) of the New Notes of various classes (class A-1, A-2, B, and C) issued by a trust called Master Asset Vehicle II. The New Notes will be supported by a pool of leveraged super senior credit default swaps, unlevered collateralized debt obligations as well as traditional assets and cash. The leveraged assets supporting these notes have access to a credit facility that can be drawn upon in the event that a margin call is triggered and more collateral must be posted. Additionally, these particular assets are subject to an 18-month moratorium on margin calls, which will insulate them from market volatility for that period. This moratorium will expire in mid-2010.

Under the proposed restructuring, the Company will receive class A-1, class A-2, class B and class C notes with face values of $1,748, $3,187, $578, and $170, respectively, and having maturities of approximately eight years. It is expected that the class A-1 and A-2 notes, will pay, on a quarterly basis, floating rate interest equivalent to Bankers’ Acceptance rate less 0.5%. The class B and C notes are expected to accrue interest that will be paid on maturity only after the class A-1 and A-2 notes are fully repaid.

Labopharm 2008 Annual Report  |  49

8. LONG-TERM INVESTMENT [CONT’D]

The recalibration of the valuation model as at December 31, 2008 based on current available information resulted in an estimated fair value of the Company’s ABCP of $3,178. For the year ended December 31, 2008, the Company recorded an impairment charge of $1,291 [2007 – $1,474] as a reduction in fair value since the loss is considered to be other than temporary. Of this amount, $691 [2007 – nil] was recorded in the first quarter, $400 [2007 – $874] was recorded in the third quarter, and $200 [2007 – $600] was recorded in the fourth quarter of the year ended December 31, 2008.

This estimated fair value of the ABCP, which represents approximately 56% [2007 – 76%] of the face value of the New Notes as at December 31, 2008, is detailed as follows:

	2008 $	2007 $
Investment cost	5,640	5,640
Accrued interest	303	163
Cumulative impairment charge	(2,765)	(1,474)

Estimated fair value	3,178	4,329

The most significant variable in the valuation of the Company’s ABCP is the discount rate or the yield that prospective investors will require. A weighted average discount rate of 10.6% [2007 – 6.5%] was used in the Company’s fair-value estimate of its ABCP. An increase in the estimated discount rates of 1% would reduce the estimated fair value of the Company’s investment in ABCP by approximately $196. Accordingly, the Company conducted a sensitivity analysis of the potential yield requirements which resulted in an estimated fair value of its ABCP ranging from $2,888 to $3,475. Since the fair value of the resulting securities is determined using a discounted cash flow approach, and is based on the Company’s assessment of market conditions as at December 31, 2008, the fair values reported may change materially in subsequent reporting periods.

In July 2008, the Company entered into an agreement with the parent company of the broker through which the Company had purchased its ABCP. Under this agreement, the Company will be able to borrow an amount up to 45% of the face value of the New Notes for a three-year period. At the end of the three-year period, the value of the New Notes will be guaranteed by the said parent company to be at least 45% of their face value, such that the Company’s potential loss will be limited, should market conditions substantially change unfavourably. This agreement is conditional upon approval by the Company’s long-term debt holder.

9. PROPERTY, PLANT AND EQUIPMENT

	COST $	ACCUMULATED DEPRECIATION $	NET CARRYING VALUE $
2008
Building and building improvements	8,596	3,102	5,494
Laboratory and plant equipment	6,819	4,104	2,715
Computer hardware and software	3,255	2,212	1,043
Furniture and office equipment	1,653	785	868
Leasehold improvements	159	66	93

	20,482	10,269	10,213

2007
Building and building improvements	8,428	2,519	5,909
Laboratory and plant equipment	6,192	3,453	2,739
Computer hardware and software	3,111	1,806	1,305
Furniture and office equipment	1,434	656	778
Leasehold improvements	117	48	69

	19,282	8,482	10,800

The right to use the building and the building improvements reverts to its owners in 2018 unless the Company renews or extends the lease. The consolidated statements of cash flows for the year ended December 31, 2008, include acquisitions of property plant and equipment for $128 purchased in 2007. The Company also wrote-off $50 of property plant and equipment that were fully depreciated and were no longer used by the Company.

Property, plant and equipment include the following assets under capital leases:

	COST $	ACCUMULATED DEPRECIATION $	NET CARRYING VALUE $
2008
Building	5,970	2,255	3,715
Office equipment	94	33	61

	6,064	2,288	3,776

2007
Building	5,970	1,857	4,113
Office equipment	260	158	102

	6,230	2,015	4,215

50  |  Labopharm 2008 Annual Report

Depreciation expense of assets under capital leases of $417 [2007 – $447 and 2006 – $468] is included in depreciation of property, plant and equipment. During 2008, no property, plant and equipment were acquired through capital leases [2007 – $96 and 2006 – nil].

10. INTANGIBLE ASSETS

	COST $	ACCUMULATED AMORTIZATION $	NET CARRYING VALUE $
2008
Intellectual property rights	929	369	560
Patents and trademarks	4,703	1,408	3,295

	5,632	1,777	3,855

2007
Intellectual property rights	679	327	352
Patents and trademarks	4,238	1,137	3,101

	4,917	1,464	3,453

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2008 $	2007 $
Trade payables and accruals	4,317	4,181
Patent defense litigation costs [note 16 [c]].	4,834	—
Accrued payroll and related expenses	2,816	3,453
Other	1,167	1,085

	13,134	8,719

12. DEFERRED REVENUE

In July 2008, the Company reached an agreement with Recordati Ireland Ltd. (“Recordati”) to reacquire the sales and marketing rights to its once-daily tramadol product for the United Kingdom. Under this agreement, the Company received a payment of $1,118 [€700] from Recordati, of which $106 was in consideration of an account receivable related to a portion of a previously recognized milestone payment, and repurchased finished goods inventory for a cash consideration of $269. Prior to the conclusion of this agreement, the Company was recognizing as licensing revenue $102 per quarter [$408 per year] on a straight-line basis for licensing payments previously received from Recordati. Following the conclusion of this agreement, the Company has no further substantive contractual obligations towards Recordati and the balance of the deferred licensing payments previously received and amounting to $3,411 was recognized as licensing revenue in the year ended December 31, 2008, together with the unrecognized portion of the $1,118 payment.

In 2005, the Company received a non-refundable up-front licensing payment of $23,100 [US$20,000] from Purdue Pharma Products L.P. [“Purdue Pharma”], which was being recognized as revenue on a straight-line basis until July 2011, which was the estimated term over which the Company had substantive contractual obligations. During the third quarter of 2008, the Company changed the estimated period over which the remaining balance of deferred revenue will be recognized to income, based on regulatory developments which shortened the estimated period over which the Company will have substantive contractual obligations towards Purdue Pharma, currently estimated to be until November 2010. This period may be shortened or extended further if future events modify the expected term over which the Company maintains substantive contractual obligations to Purdue Pharma. Prior to July 1, 2008, the Company was recognizing $679 per quarter [$2,716 per year] as licensing revenue with respect to this up-front payment; following this change in estimate, the amount is $867 [$3,468 per year].

13. OBLIGATIONS UNDER CAPITAL LEASES

	2008 $	2007 $
Building, repayable in monthly instalments of $83 until May 2013 and $96 from June 2013 to April 2018, including interest calculated at 14.6%	10,121	11,065
Various leases for office equipment, repayable in monthly instalments totalling $2, including interest ranging from 7.3% to 7.8%, with maturity from February to March 2012	72	116

	10,193	11,181
Interest included in instalments	4,580	5,365

	5,613	5,816
Less: current portion	271	203

	5,342	5,613

Labopharm 2008 Annual Report  |  51

13. OBLIGATIONS UNDER CAPITAL LEASES [CONT’D]

Future minimum annual lease payments under capital leases for the next five years and thereafter are as follows:

$
2009	1,023
2010	1,023
2011	1,022
2012	1,004
2013	1,094
Thereafter	5,027

10,193

14. LONG-TERM DEBT

	2008 $	2007 $
Term loan Tranche A of US$15,000, maturing on December 1, 2011 bearing interest at 10.95%, interest only payments until June 1, 2009 and subsequently repayable in 30 monthly payments of $702 [US$574] including principal and interest	18,342	14,730
Term loan Tranche B of US$5,000, maturing on December 1, 2011 bearing interest at 10.95%, interest only payments until June 1, 2009 and subsequently repayable in 30 monthly payments of $234 [US$191] including principal and interest	6,114	—
Adjustment for the debt discount, transaction costs and pro-rata allocated fair value of the warrants	(813)	(1,083)

	23,643	13,647
Less: current portion	3,378	—

	20,265	13,647

In December 2007, the Company signed an amendment to a US$10,000 term loan agreement initially entered into in June 2005, for an additional US$25,000 amount maturing on December 1, 2011. Under the terms of the amended agreement, the Company received in December 2007, $15,021 [US$15,000] (“Tranche A”), with the remaining US$10,000 available beginning May 15, 2008 through November 15, 2008. The remaining balance of the original term loan entered into in 2005 was repaid using the proceeds of Tranche A and as a result, the Company recorded a loss on debt extinguishment of $43, which was recorded in financial expenses in 2007. In October 2008, the term loan agreement was further amended and the Company borrowed an additional $5,837 [US$5,000] (“Tranche B”), with the remaining US$5,000 available beginning April 30, 2009 through June 30, 2009 (“Second Tranche B”).

As part of the amended agreement, in December 2007 the Company issued 1,460,152 warrants to purchase one common share per warrant, of which 876,091 were fully vested upon issuance. In October 2008, an additional 292,031 warrants vested upon the drawdown by the Company of Tranche B [note 15]. Proceeds from the issuance of tranche A of the term loan of $14,658 [$15,021 net of a debt discount of $363] were allocated to the long-term debt in the amount of $14,117 and to the 876,091 warrants in the amount of $541. Proceeds from the issuance of Tranche B of the term loan of $5,837 were allocated to the long-term debt in the amount of $5,647 and to the 292,031 warrants in the amount of $190. The allocations of the proceeds were based on the relative fair values of the long-term debt and of the vested warrants at time of the drawdowns.

The term loan is collateralized by all of the Company’s assets except for its intellectual property. If drawn, Second Tranche B will bear interest at the higher of 10.95% per annum or the Wall Street Journal Prime rate plus 3.2% and will be fixed if and when Second Tranche B is drawn.

For the year ended December 31, 2007, the debt discount and the transaction costs related to the amendment of the term loan agreement amounted to $554 and no such costs were incurred in 2008. These costs and the value allocated to the vested warrants were recorded as a reduction of the carrying value of long-term debt and are amortized over the remaining term of the loan using the effective interest method. As a result of the debt discount, transaction costs and the value assigned to the vested warrants, the effective interest rate of the Tranche A term loan is approximately 14.5% and the effective interest rate of the Tranche B term loan is approximately 13.6%.

Principal repayments of the long-term debt for the next three years are as follows:

$
2009	4,352
2010	9,467
2011	10,637

24,456

15. SHAREHOLDERS’ EQUITY

Authorized

Unlimited number of common shares, voting, without par value

Unlimited number of preferred shares, non-participating, non-voting, without par value

52  |  Labopharm 2008 Annual Report

Capital stock transactions

During the year ended December 31, 2008, 8,100 [2007 – 70,000 and 2006 – 424,100] stock options were exercised for a total cash consideration of $8 [2007 – $225 and 2006 – $1,930]. In addition, capital stock was increased by $4 [2007 – $142 and 2006 – $533] and contributed surplus was reduced by the same amount.

On May 3, 2006, the Company completed a public offering in Canada and the United States and issued 12,650,000 common shares, which included the exercise in full of the underwriters’ over-allotment option, at a price of $8.99 or US$8.00 per share. The total gross proceeds of the offering were $112,734 for an average price per share of $8.91, which considers currency conversion at the closing date. The share issuance costs related to this offering including the underwriters’ discounts and commissions were $9,240.

Warrants

On December 21, 2007, as part of the amended term loan agreement described in note 14, the Company issued 1,460,152 warrants to purchase one common share per warrant, having an exercise price of $1.00 each, with 60% of the warrants being fully vested upon execution of the amended term loan agreement and the balance becoming vested only upon a further drawdown. Under certain conditions, the warrants are subject to re-pricing and as a result of the drawdown of Tranche B, the exercise price of the warrants was reduced to $0.89. As a result of the re-pricing, the value of the 876,091 warrants vested in 2007 was increased by $20 and the carrying value of Tranche B reduced by the same amount.

In October 2008, the warrant agreement was amended and an additional 292,031 warrants vested upon the drawdown by the Company of Tranche B. The remaining 292,030 warrants vest only if there is a draw on the Second Tranche B available under the term loan agreement. The unvested warrants are subject to re-pricing if, when the Company draws on second Tranche B, the volume-weighted average trading price of the Company’s common shares on the Toronto Stock Exchange for the five days preceding such draw, is less than $0.89. This re-pricing is subject to the TSX approval.

Proceeds from the term loan agreement were allocated to the long-term debt and the vested warrants based on their relative fair value. The proceeds allocated to the 876,091 warrants related to Tranche A vested in 2007 were $541 and the proceeds allocated to the 292,031 warrants related to Tranche B vested in October 2008 were $190, as set out in note 14.

The Company estimated the fair value of the warrants measured in the years ended December 31 and the incremental fair value related to the 2008 re-pricing using the Black-Scholes option pricing model and resulting in the following weighted average assumptions at the issuance or re-pricing date:

FOR THE YEARS ENDED DECEMBER 31,	2008	2007
Expected volatility	78%	72%
Expected life	4.2 years	5.0 years
Risk-free interest rate	2.96%	3.88%
Dividend yield	n/a	n/a

As at December 31, 2008, 1,460,152 warrants were outstanding [2007 – 1,460,152], of which 1,168,122 were exercisable [2007 – 876,091].

Stock option plan

The Company established a stock option plan for directors, executive officers, employees and consultants of the Company. The maximum number of common shares that are issuable under the plan shall not exceed 9.9% of the Company’s total issued and outstanding shares at any time.

During the year ended December 31, 2008, the Company undertook in favour of an institutional shareholder to limit the number of options granted annually under the stock option plan. The foregoing undertaking shall expire at the earliest of the institutional shareholder owning less than 3% of the Company’s outstanding shares, and the stock option plan being amended and such amendment(s) being approved and ratified by the shareholders at a duly called meeting.

As at December 31, 2008, 5,625,780 [2007 – 5,624,978] securities are issuable under the plan, and 1,544,035 [2007 – 1,954,228] options are available for grant, subject to the undertaking described above.

The maximum number of common shares that may be optioned in favour of any individual will not exceed 5% of the number of outstanding common shares. Under the stock option plan, the price at which the common shares may be purchased will not be lower than the closing price of the common shares on the Toronto Stock Exchange on the grant date. Any options issued are non-transferable.

All of the options that may be granted under the plan are exercisable according to a schedule up to a maximum period of ten years following the grant date thereof. The outstanding options as at December 31, 2008 may be exercised no later than December 2015. Options granted generally vest over a two- or three-year period except for stock options granted to members of the Board of Directors, which vest immediately.

Labopharm 2008 Annual Report  |  53

15. SHAREHOLDERS’ EQUITY [CONT’D]

Stock option plan [cont’d]

The stock option plan was amended in 2008 to include a retirement clause that applies to certain officers of the Company. Provided that some conditions are met with respect to age and period of employment with the Company, the stock options of these officers shall, upon their retirement, continue to vest under their original terms and shall retain their original expiry dates. Following this change in the stock option plan, the Company recognized in 2008 all the remaining compensation costs for unvested options granted to officers who have met these conditions, which resulted in an additional selling, general and administrative expense of $155. Compensation costs for options granted to officers who would meet these conditions during the regular vesting period are recognized over the period from the grant date to the date the officer will meet these conditions.

The changes in the number of stock options granted by the Company and their weighted average exercise prices are as follows:

	2008		2007		2006
	#	$	#	$	#	$
Balance, beginning of year	3,670,750	5.89	3,556,425	6.03	3,560,875	5.59
Granted	1,424,995	2.19	1,399,550	5.50	570,400	7.85
Exercised	(8,100)	0.96	(70,000)	3.22	(424,100)	4.55
Expired	(833,200)	6.43	(1,133,425)	5.96	(141,250)	6.88
Forfeited	(172,700)	4.31	(81,800)	6.24	(9,500)	7.35

Balance, end of year	4,081,745	4.57	3,670,750	5.89	3,556,425	6.03

Options exercisable at end of year	2,957,644	5.06	2,724,150	6.00	3,008,525	6.03

Additional information concerning stock options as at December 31, 2008 is as follows:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
RANGE OF EXERCISE PRICES $	NUMBER OF OPTIONS #	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE [IN YEARS]	WEIGHTED- AVERAGE EXERCISE PRICE $	NUMBER OF OPTIONS #	WEIGHTED- AVERAGE EXERCISE PRICE $
0.70 to 1.39	560,095	6.00	1.08	322,194	1.06
1.90 to 4.10	1,665,750	4.43	2.80	1,042,450	2.96
6.61 to 6.98	1,360,900	3.85	6.84	1,105,200	6.81
7.29 to 9.72	495,000	3.36	8.20	487,800	8.21

	4,081,745			2,957,644

A compensation expense of $2,414, net of the estimation of forfeitures, has been recognized during the year ended December 31, 2008 [2007 – $4,252 and 2006 – $2,600] for stock options granted to employees and directors.

As at December 31, 2008, total unrecognized compensation expense related to unvested stock options was $337, and is expected to be allocated to research and development and selling, general and administrative expenses on a weighted-average period of 11.7 months.

Additional information concerning stock options for the years ended December 31, is as follows:

	2008 $	2007 $	2006 $
Intrinsic value of options outstanding	721	19	5,532
Intrinsic value of options exercisable	439	6	4,961
Estimated fair value at grant date of options becoming exercisable during the year	3,226	3,143	2,313

The fair value of options granted during the year was estimated at the date of grant using the Black-Scholes option pricing model and resulting in the following weighted average assumptions:

FOR THE YEARS ENDED DECEMBER 31,	2008	2007	2006
Expected volatility	76%	66%	65%
Expected life	5.0 years	5.0 years	3.8 years
Risk-free interest rate	3.43%	4.09%	4.04%
Dividend yield	n/a	n/a	n/a

In developing the estimate of expected life, the Company has assumed that its recent historical stock option exercise experience is a relevant indicator of future exercise patterns. The Company based its determination of expected volatility on the historical market volatility of its shares.

The weighted average grant date fair value of stock options granted during the year ended December 31, 2008 using the aforementioned assumptions was $1.40 [2007 – $3.09 and 2006 – $4.00].

54  |  Labopharm 2008 Annual Report

16. COMMITMENTS, GUARANTEES AND CONTINGENCIES

[a] Commitments

The Company occupies certain facilities under operating lease arrangements and leases certain equipment. Estimated future minimum annual payments under these operating leases for the years ending December 31 are as follows:

$
2009	190
2010	191
2011	102
2012	73
2013	18

574

Rental expenses for facilities and equipment under operating leases totalled $158 in 2008 [2007 – $101 and 2006 – $120].

Letters of credit amounting to $141 were issued to the lessors of the Company’s facilities as collateral for the Company’s performance of obligations under the leases. These letters of credit are collateralized by specific investments with an estimated fair value of $141 which have been classified as restricted long-term investments.

The Company has entered into a long-term supply agreement with a third-party manufacturer in anticipation of the commercialization of its products. This agreement includes a clause requiring the purchase of minimum quantities of product under certain conditions. Should these conditions be maintained and the agreement not be terminated prior its term, the Company estimates that the minimum remaining commitment related to this agreement could reach up to approximately $14,719 for the purchase of bulk tablets until 2011.

[b] Guarantees

The Company periodically enters into research, licensing, distribution or supply agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third-party intellectual property claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

[c] Contingencies

In 1994, concurrently with the purchase of a controlled-release technology, the Company acquired a right of first refusal with respect to an improved technology for which it agreed to pay royalties of 4% on net revenue generated from the commercialization of the 1994 purchased technology. On February 7, 2005, the Company was served with a motion to institute legal proceedings in the Québec Superior Court. The motion seeks payment of an unspecified amount of royalties said to be outstanding since 1999. The Company considers that no amounts are owing as at December 31, 2008 and no amounts have been recognized to date.

In relation with the enforcement of certain U.S. patents held by Purdue Pharma which are related to the Company’s once-daily tramadol product, the Company and Purdue Pharma initiated discussions with respect to the sharing of the legal costs involved with the enforcement of this intellectual property. As a good faith gesture, on July 30, 2008, the Company deposited with Purdue Pharma an amount of $924 which was recorded in selling, general and administrative expenses in the quarter ended June 30, 2008. Considering that its once-daily tramadol product was approved in the U.S. on December 30, 2008, the Company has agreed to pay an additional amount of $4,834 for its share of legal costs incurred up to December 31, 2008 and has accordingly accrued for such amount and recorded a corresponding selling, general and administrative expense. The Company has also agreed to pay its share of future costs with respect to the enforcement of this intellectual property.

17. INCOME TAX EXPENSE (RECOVERY)

The components of income tax expense (recovery) are as follows:

FOR THE YEARS ENDED DECEMBER 31,	2008 $	2007 $	2006 $
Income tax expense (recovery)
Current	(59)	2,519	2,270
Future	—	(18)	(134)

	(59)	2,501	2,136

Labopharm 2008 Annual Report  |  55

17. INCOME TAX EXPENSE (RECOVERY) [CONT’D]

Income tax expense (recovery) on loss from operations as presented differs from the amount calculated by applying the statutory income tax rate to loss before income taxes.

The reasons for this difference and the effect on income tax expense are as follows:

	2008		2007		2006
	$	%	$	%	$	%
Income (loss) before income taxes:
Canadian operations	(204)		860		3,283
Foreign operations	(40,382)		(34,934)		(25,012)

	(40,586)		(34,074)		(21,729)

Income tax recovery at the Canadian statutory tax rate	12,541	30.9	10,911	32.0	6,953	32.0
Change in income taxes arising from the following:
Effect of foreign operations and foreign tax rates	(8,297)	(20.5)	(7,116)	(20.9)	(4,630)	(21.3)
Non-deductible items	(144)	(0.4)	(528)	(1.5)	(71)	(0.3)
Unrecognized tax benefits of losses carried forward and other differences	(3,905)	(9.6)	(3,415)	(10.0)	(3,418)	(15.7)
Impact of changes in tax rates	(87)	(0.2)	(2,191)	(6.4)	(686)	(3.2)
Other	(49)	(0.1)	(162)	(0.5)	(284)	(1.3)

Income tax recovery (expense)	59	0.1	(2,501)	(7.3)	(2,136)	(9.8)

The Company did not deduct certain discretionary research and development expenses which have an unlimited carryforward period, and recorded a Canadian federal tax expense and liability of nil in 2008, $2,667 in 2007 and $2,084 in 2006 in order to utilize a corresponding amount of these non-refundable federal tax credits related to research and development expenditures not previously recognized in the consolidated financial statements and which would eventually expire. The corresponding amount was recognized as government assistance and a reduction of research and development expenses [note 18] offsets the federal income tax payable for 2007 and 2006.

The tax effect of temporary differences and net operating losses that give rise to future income tax assets and liabilities are as follows:

	2008 $	2007 $
Future income tax liabilities
Investment tax credits	—	(798)
Carrying values of capital assets in excess of tax basis	(282)	(121)

Total future income tax liabilities	(282)	(919)

Future income tax assets
Tax basis of capital assets in excess of carrying values	2,252	1,999
Net operating losses carried forward of foreign entities	24,346	17,048
Research and development expenditures	9,113	10,333
Share issue costs, financial expenses and other	1,477	2,486
Impairment loss on long-term investment	372	228

Total future income tax assets	37,560	32,094
Valuation allowance	(37,133)	(31,059)

Future tax assets	427	1,035

Net future income tax assets	145	116

During the year ended December 31, 2008, the valuation allowance increased by $6,074 [2007 – $2,675].

The Company has accumulated loss carryforwards in foreign jurisdictions which are available to reduce future years taxable income, the benefits of which have not been recognized in these consolidated financial statements. These loss carryforwards expire as follows:

BARBADOS $
2012	3,396
2013	5,045
2014	3,994
2016	5,002
2017	8,897

26,334

In addition, the Company has $188,492 of loss carryforwards in Ireland that are available to reduce taxable income in future years and have an unlimited carryforward period, the benefits of which have not been reflected in these consolidated financial statements.

The Company has approximately $41,879 of research and development expenditures for Canadian federal tax purposes and $23,793 for Quebec tax purposes that are available to reduce taxable income in future years and have an unlimited carryforward period. The

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tax benefit of nil for 2008, $2,584 for 2007 and $2,019 for 2006, of these expenditures has been recognized for federal and Quebec tax purposes. Research and development expenditures are subject to audit by the taxation authorities and accordingly, these amounts may vary.

The Company also has accumulated share issue costs which have not been deducted for income tax purposes amounting to approximately $3,696. The benefits of these expenses have not been recorded in the consolidated financial statements.

Canada Revenue Agency audit

The Company is being audited by the Canada Revenue Agency [“CRA”] with respect to the 2002 sale, to its foreign subsidiaries, of an undivided interest in certain of its intellectual property rights, and with respect to its international operations. The possible outcomes of this audit are multiple and are uncertain at this time.

The CRA has verbally advised the Company of its intent to issue a proposal for the reassessment of the Company on the basis of a proposed recharacterization of the Company’s operations and the 2002 intellectual property sale to the foreign subsidiaries, under paragraphs 247(2)(b) and (d) of the Income Tax Act. The effect of a recharacterization should be that from a Canadian tax perspective, all intellectual property would be recharacterized as being completely owned by the Canadian entity rather than jointly owned with the various foreign entities. The general impact should be a significant increase in the loss carryforwards for Canadian federal and provincial tax purposes, partly offset by a decrease in loss carryforwards in Ireland and Barbados. Since the tax benefit of these loss carryforwards is currently offset by the valuation allowance, there should be no impact on the current consolidated balance sheets or statements of operations except as noted hereafter with respect to federal investment tax credit claims. No income taxes should currently be payable. In addition, when the Company becomes profitable and has used up all its loss carryforwards, the Company’s effective tax rates would be higher since a greater portion of its revenue would be deemed taxable in Canada.

The Company would also be required to adjust its claims for federal non-refundable investment tax credits recognized in the amounts of $2,667 and $2,084 for the years ended December 31, 2007 and 2006, respectively, which would result in an annual increase in research and development expenses and a corresponding reduction of income tax expense in each year.

Once the proposal is received, the Company will evaluate its options to defend against the proposed reassessment. In 2006, the Company took a reserve with respect to valuation issues in relation to the amount at which the assets were sold in 2002, through a reduction in future income tax assets of $2,072 and a corresponding reduction in the valuation allowance.

18. GOVERNMENT ASSISTANCE

The Company incurred research and development expenditures which are eligible for investment tax credits. The investment tax credits recorded are based on management’s estimates of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. These amounts have been recorded as a reduction of research and development expenditures for the years ended December 31 as follows:

	2008 $	2007 $	2006 $
Research and development tax credits
Non-refundable	—	2,667	2,084
Refundable	1,888	1,318	994

	1,888	3,985	3,078

The Company has non-refundable investment tax credits available amounting to $6,769 related to research and development expenditures which may be utilized to reduce federal income taxes payable in future years and expire as follows:

$
2015	1,147
2026	1,769
2027	1,899
2028	1,954

6,769

The benefits of these non-refundable investment tax credits have not been recognized in the consolidated financial statements.

19. FINANCIAL EXPENSES

	2008 $	2007 $	2006 $
Interest on long-term debt	2,348	1,089	1,643
Interest on capital lease obligations	785	799	803
Loss on extinguishment of long-term debt	—	43	—
Amortization of deferred financing costs	—	—	208

	3,133	1,931	2,654

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20. NET CHANGE IN NON-CASH ITEMS

	2008 $	2007 $	2006 $
Marketable securities	644	(69)	(1,217)
Accounts receivable	(1,031)	574	(2,118)
Research and development tax credits receivable	(77)	672	(994)
Income taxes receivable	(313)	769	(513)
Inventories	1,215	2,412	(3,099)
Prepaid expenses and other assets	819	(76)	(932)
Accounts payable and accrued liabilities	4,581	68	(607)
Deferred revenue	(7,546)	(3,101)	(5,392)

	(1,708)	1,249	(14,872)

21. EMPLOYEE BENEFIT PLANS

The Company has two defined contribution pension plans, a voluntary contributory Canadian plan effective July 1, 2005 and a voluntary contributory European plan effective December 2003. The Company funded and charged to expenses contributions of $269, $243 and $171 in 2008, 2007 and 2006, respectively.

22. ECONOMIC DEPENDENCE

The Company is dependent on key raw material suppliers and key contract manufacturers. The loss of any of these suppliers could have a material adverse effect on the Company’s financial position and results of operations.

23. MANAGEMENT OF CAPITAL

The Company’s capital management objectives are to safeguard its ability to continue as a going concern and to provide returns for shareholders and benefits for other stakeholders, by ensuring it has sufficient cash resources to fund its research and development activities, to pursue its commercialization efforts and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of debt or equity, or by entering into distribution and license agreements.

The Company includes shareholders’ equity (excluding accumulated other comprehensive income (loss)), long-term debt and deferred revenue in the definition of capital, which, as at December 31, 2008 and 2007, is as follows:

	2008 $	2007 $
Shareholders’ equity (excluding accumulated other comprehensive income (loss))	12,204	49,999
Total deferred revenue	13,862	21,408
Total long-term debt	23,643	13,647

	49,709	85,054

The Company is subject to certain non-financial covenants related to its long-term debt and has complied with these covenants as at December 31, 2008.

Considering the recent financial market conditions and the increasing difficulties for companies to obtain financing, the Company is reviewing its overall capital management strategy. In order to ensure that the Company has enough cash and cash equivalents to finance its operations and capital needs for approximately 15 to 18 months, the Company undertook the following measures:

•	On October 16, 2008, the Company drew down $5,837 [US$5,000] as part of its existing term loan agreement [note 14];

•

The Company started scaling down on certain early-stage research and development programs by way of postponement of high cost third-party research and development activities such as clinical trials, as well as implementation of other cost reduction initiatives; and

•	Cash equivalents and marketable securities maturing in the latter part of 2008 were invested in government-backed securities [note 4].

24. FINANCIAL INSTRUMENTS

Classification of financial instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The disclosures in the “Financial Instruments – Recognition and Measurement” section of note 2 to these consolidated financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized.

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As at December 31, 2008, the classification of the financial instruments, as well as their carrying values and fair values, are shown in the table below:

	HELD FOR TRADING $	AVAILABLE- FOR-SALE $	LOANS AND RECEIVABLES $	OTHER FINANCIAL LIABILITIES $	TOTAL CARRYING VALUE $	FAIR VALUE $
Financial assets
Cash and cash equivalents	8,373	—	—	—	8,373	8,373
Marketable securities	—	36,520	—	—	36,520	36,520
Accounts receivable (excluding sales tax receivable)	—	—	2,997	—	2,997	2,997
Restricted long-term investments	—	141	—	—	141	141
Long-term investment	—	3,178	—	—	3,178	3,178

	8,373	39,839	2,997	—	51,209	51,209

Financial liabilities
Accounts payable and accrued liabilities [1]	—	—	—	12,699	12,699	12,699
Long-term debt	—	—	—	23,643	23,643	17,458

	—	—	—	36,342	36,342	30,157

[1]	This amount excludes capital tax and certain reserves.

Fair value of financial instruments

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

•	The fair value of the marketable securities has been determined by reference to published price quotations in active markets.

•

Given their short-term maturity, the fair value of cash and cash equivalents, accounts receivable, restricted long-term investments and accounts payable and accrued liabilities approximates their carrying value.

•	The long-term investment is recorded at its estimated fair value using the methods and assumptions described in note 8.

•	The estimated fair value of long-term debt was determined by discounting expected cash flows at rates the Company would expect in the market place for similar debt.

Management of risks arising from financial instruments

The Company does not use financial derivatives.

Market risks

a) Foreign exchange risk

The Company operates internationally and a significant portion of the Company’s revenue from licensing and distribution agreements and product sales is denominated in U.S. dollars or Euros. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to the U.S. dollar and Euro. The Company has a natural hedge for a portion of this risk, in that certain of its expenditures are in U.S. dollars and Euros. Fluctuations in the timing of payments of accounts receivable and payable could cause unanticipated fluctuations in the Company’s consolidated operating results.

The Company contracted a term loan denominated in U.S. dollars, the outstanding balance of which was US$20,000 as at December 31, 2008. To reduce the impact on the Company’s consolidated results of operations and future cash flows which would result from a significant adverse change in foreign currency exchange rate between the Canadian dollar relative to the U.S. dollar and the effect it would have on the carrying value of its term loan, the Company typically maintains some cash and cash equivalents and marketable securities denominated in U.S. dollars. Changes in the fair-value of marketable securities denominated in U.S. dollars including changes due to currency fluctuation are recorded in accumulated other comprehensive income prior to maturity and will not necessarily reduce offsetting changes to the balance of the U.S. dollars denominated term loan in the same period.

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24. FINANCIAL INSTRUMENTS [CONT’D]

Market risks [cont’d]

a) Foreign exchange risk [contd]

The significant balances in foreign currencies as at December 31, are as follows:

	U.S. DOLLARS $	EUROS €	POUNDS STERLING £
2008
Cash and cash equivalents	4,461	819	—
Marketable securities	9,683	—	—
Accounts receivable	8	971	155
Restricted long-term investments	39	54	—
Accounts payable and accrued liabilities	(5,091)	(573)	(302)
Long-term debt	(20,073)	—	—

	(10,973)	1,271	(147)

2007
Cash and cash equivalents	13,006	2,471	—
Accounts receivable	—	768	—
Restricted long-term investments	—	53	—
Accounts payable and accrued liabilities	(729)	(689)	—
Long-term debt	(15,000)	—	—

	(2,723)	2,603	—

Based on the aforementioned net exposure as at December 31, 2008, and assuming that all other variables remain constant, a 10% rise or fall in the Canadian dollar against the other currencies would have resulted in decreases (increases) in net loss and comprehensive loss as follows:

	NET LOSS		COMPREHENSIVE LOSS
CANADIAN DOLLAR:	APPRECIATES 10% $	DEPRECIATES 10% $	APPRECIATES 10% $	DEPRECIATES 10% $
Against U.S. dollar	2,526	(2,526)	1,342	(1,342)
Against Euro	(219)	219	(219)	219
Against Pound sterling	26	(26)	26	(26)

b) Interest rate risk

Financial instruments that potentially subject the Company to significant cash flow interest rate risk are financial assets with variable interest rates and consist of cash and cash equivalents.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company’s marketable securities and the restricted long-term investments are the only financial assets bearing fixed interest rates and the long-term debt is the only financial liability bearing a fixed interest rate. The risk that the Company will realize a loss as a result of a decline in the fair value of its marketable securities is limited because these investments, although available for sale, are generally held to maturity. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to fixed interest rates on the marketable securities, owing to their relative short-term nature.

A portion of cash and cash equivalents bears interest at a variable rate. Accounts receivable, accounts payable and accrued liabilities bear no interest. Based on the value of variable interest-bearing cash and cash equivalents during the year ended December 31, 2008, an assumed 10% increase in interest rates during such period would have decreased the net loss by $35, with an equal but opposite effect for an assumed 10% decrease in interest rates.

Risks inherent to the long-term investment are disclosed in note 8.

To manage the interest rate risk, the Company’s investments are made to achieve the highest rate of return while complying with the two primary objectives for its investment portfolio: liquidity and capital preservation.

Credit risk

The Company’s maximum exposure to credit risk of as at December 31, 2008, is the carrying value of its financial assets. The Company manages credit risk by maintaining bank accounts with reputable banks and financial institutions and investing only in highly rated Canadian corporations or government-backed institutions with securities that are traded on active markets and are capable of prompt liquidation. Cash and cash equivalents as at December 31, are held as follows:

	2008 $	2007 $
Two Canadian chartered banks	5,374	1,563
Two European banks	2,333	3,637
One U.S. bank	646	11,934
Other bank	20	39

	8,373	17,173

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The Company’s cash and cash equivalents are not subject to any external restrictions. The Company has an investment policy that monitors the safety and preservation of principal and investments, which limits the amount invested by issuer.

The Company also provides credit to its clients in the normal course of operations. It carries out on a continuing basis, credit evaluations of its customers. Revenue from product sales is primarily from established pharmaceutical companies. As at December 31, 2008, 99% of the Company’s trade receivables are aged as current and 1% of them are aged between one and thirty days past due. As at December 31, 2008, 88% of trade receivables [December 31, 2007 – 59%] are due from five customers [December 31, 2007 – two customers].

Liquidity risk

The Company is exposed to the risk of being unable to honour its financial commitments by the deadlines set out under the terms of such commitments. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management of the Company is actively involved in the review and approval of planned expenditures.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at December 31, 2008:

	LESS THAN 1 YEAR $	1-2 YEARS $	2-3 YEARS $

Accounts payable and accrued liabilities	12,699	—	—
Long-term debt	6,967	11,227	11,290

	19,666	11,227	11,290

25. SEGMENT DISCLOSURES

The Company operates in one operating segment – pharmaceutical products. The Company carries on business in Canada, Barbados, the United States, Ireland, and substantially all of the Company’s tangible assets are located in Canada. Licensing and product sales revenue has been derived primarily from the business carried on in Ireland, by the Company’s subsidiary Labopharm Europe Limited, and all other revenue has been derived from business carried on in Canada. The intangible assets are jointly owned by the Company and its foreign subsidiaries.

The following tables present revenue by the customers’ domicile and property, plant and equipment by location.

	TOTAL REVENUE
	2008 $	2007 $	2006 $

Europe	14,029	11,774	8,138
United States	3,092	5,498	7,736
Canada	3,582	1,726	—
Others	1,311	—	—

	22,014	18,998	15,874

	PROPERTY, PLANT AND EQUIPMENT
	2008 $	2007 $

Canada	9,526	10,281
Europe	500	519
United States	187	—

	10,213	10,800

For the year ended December 31, 2008, five customers [2007 – five customers and 2006 – two customers] generated 27%, 18%, 13%, 13% and 12%, respectively of product sales [2007 – 23%, 19%, 15%, 14% and 10%, respectively and 2006 – 60% and 10%, respectively].

For the year ended December 31, 2008, two customers [2007 – one customer and 2006 – one customer] generated 52% and 35%, respectively of licensing revenue [2007 – 73% and 2006 – 86%].

For the year ended December 31, 2007, one customer generated 100% of research and development contract revenue.

26. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008, in the normal course of business, the Company paid consulting fees of $331 [2007 – $352 and 2006 – $322] to a company related to a director and Managing Director of a wholly-owned subsidiary, and a former director of the Company (up to May 2008) and recorded this amount in selling, general and administrative expenses. These transactions are measured at the exchange amount.

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27. RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES

These consolidated financial statements were prepared in accordance with Canadian GAAP. The following represents accounting policies which the Company would adopt in order to conform to U.S. GAAP:

[a] Stock-based compensation

Under Canadian GAAP, the Company accounts for stock-based compensation to employees and directors as described in note 2. Under U.S. GAAP, the Company has followed the fair value method in accordance with SFAS 123(R), Accounting for Stock-Based Compensation as of May 1995 [SFAS123(R) as of January 1, 2006]. As such, all compensation expense is also recorded as a charge to income and a credit to accumulated paid-in capital. However, the compensation expense under U.S. GAAP considers options and warrants granted prior to the effective date of the Canadian GAAP requirements.

During the year ended February 28, 2001, the Company granted 196,725 compensation options to its agent in connection with the Company’s issuance of common shares. The options had an exercise period of twenty-four months from August 31, 2000, vested immediately and entitled the holder to purchase common shares at an exercise price of $3.40 per share. Under Canadian GAAP no compensation cost was recorded. Under U.S. GAAP, these options were accounted for under the fair value method on the date of grant using the Black-Scholes option pricing model, and an expense of $356 was recorded as a share issue cost against share capital, with a corresponding credit to contributed surplus. During the year ended February 28, 2002, 100,000 options were exercised resulting in a transfer of $181 from contributed surplus to share capital, and the remaining 96,725 options expired unexercised in August 2002.

[b] Warrants

During the year ended February 28, 2000, the Company issued 200,000 warrants to purchase one common share per warrant, to the former supplier of Contramid® in partial settlement for the termination of an agreement. No expense was recorded for the fair value of these warrants under Canadian GAAP. Under U.S. GAAP, these warrants were accounted for under the fair value method on the date of grant using the Black-Scholes option pricing model, and an expense of $224 was recorded as a charge to operations in fiscal 2000, with a corresponding credit to contributed surplus. In 2002 and 2004, 190,000 warrants were exercised resulting in a total transfer of $213 from contributed surplus to capital stock.

[c] Patent and intellectual property costs

Under Canadian GAAP, the Company capitalizes certain patent costs and costs of acquiring intellectual property as further described in note 2. Under U.S. GAAP, such costs would be classified as in-process research and development and would be expensed as incurred until such time as the underlying product is approved for commercialization. Amounts included in the reconciliation of consolidated net loss and comprehensive loss reflect an increase to the net loss for amounts capitalized under Canadian GAAP, offset by a decrease to the net loss for amortization expense under Canadian GAAP.

During the year ended December 31, 2008, the Company acquired certain patents or intellectual property rights which relate to a product approved for sale and capitalized the purchase cost of $518 [2007 – $353 and 2006 – $97] under U.S. GAAP.

[d] Research and development expenses

Under U.S. GAAP, research and development costs are expensed as incurred and include salaries and benefits, costs paid to third-party contractors to perform research, develop and manufacture drug material, and a portion of facilities costs. Clinical trial costs are a significant component of research and development expenses and include costs associated with third-party contractors. Invoicing from third-party contractors for services performed can lag several months. There are no deferred research and development costs under U.S. and Canadian GAAP.

[e] Investment tax credits

Under U.S. GAAP, non-refundable research and development tax credits are applied as a reduction of income tax expense. These amounts are deducted from research and development expenses under Canadian GAAP.

[f] Inventories

In 2008, under Canadian GAAP, the Company adopted section 3031, Inventories. This new section allows the reversal of previously recorded inventory write-downs. Under US GAAP these reversals are not allowed. The amount included in the reconciliation of consolidated net loss and comprehensive loss reflect an increase to the net loss to adjust for these reversals recorded in 2008 under Canadian GAAP.

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The effect of the above on the Company’s consolidated financial statements is set out below:

Reconciliation of consolidated net loss and comprehensive loss

FOR THE YEARS ENDED DECEMBER 31,	2008 $	2007 $	2006 $

Net loss under Canadian GAAP	(40,527)	(36,575)	(23,865)
Adjustment for:
Reversal of previously recorded inventory write-downs [f]	(150)	—	—
Patent and intellectual property costs [c]	(26)	11	43

Net loss under U.S. GAAP	(40,703)	(36,564)	(23,822)
Changes in unrealized comprehensive loss	1,445	(50)	—

Comprehensive loss under U.S. GAAP	(39,258)	(36,614)	(23,822)

Net loss per share under U.S. GAAP – basic and diluted	(0.72)	(0.64)	(0.46)

The weighted average number of common shares outstanding for purposes of determining basic and diluted net loss per share is the same as those used for Canadian GAAP purposes.

The effects of any permanent or temporary timing differences for tax purposes are not significant and therefore have not been reflected in the reconciliation.

Reconciliation of reported amounts on consolidated balance sheets

Material variations in selected balance sheet accounts under U.S. GAAP are as follows:

	CANADIAN GAAP $	ADJUSTMENTS $	U.S. GAAP $

2008
Inventories [f]	1,760	(150)	1,610
Intangible assets [c]	3,855	(2,041)	1,814
Capital stock [a] [b]	241,967	4,024	245,991
Contributed surplus [a] [b]	14,937	6,349	21,286
Deficit	(245,451)	(12,564)	(258,015)

2007
Intangible assets [c]	3,453	(2,015)	1,438
Capital stock [a] [b]	241,955	4,024	245,979
Contributed surplus [a] [b]	12,527	6,349	18,876
Deficit	(205,024)	(12,388)	(217,412)

28. SUBSEQUENT EVENT

On January 23, 2009, the Company exchanged its ABCP investment for replacement notes under the ABCP restructuring arrangements as described in note 8. Accounting for the exchange notes will include a settlement of the original notes and recognition of New Notes, with any gain or loss recorded in the consolidated statements of operations. The New Notes will be measured at fair value on initial recognition and will be classified as held-for-trading which requires them to be recorded at fair value at each reporting period with changes in fair value included in the consolidated statements of operations in the period in which they arise. Until an active market develops for the New Notes, the fair value will be determined using a discounted cash flow approach based on the maximum use of inputs from observable market conditions on subsequent reporting dates. The fair value may change materially in subsequent periods.

As part of the note exchange, the Company received a cash payment of $200 which was its share of the accumulated cash up to August 31, 2008 in the conduit trusts. Another payment is expected in March 2009 for the Company’s share of the cash accumulated from September 1, 2008 to the completion of the restructuring. This amount will be included in the determination of the gain or loss resulting from the exchange of the notes.

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